TIGER JIUJIANG MINING, INC.

     November 16, 2010

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Tiger Jiujiang Mining, Inc.
Registration Statement on Form S-1 Filed on September 8, 2010
File Number 333-166823

We have reviewed your comment letter dated October 5, 2010, regarding the above filing, have made revisions to the filing and have the following comments and responses. We have also updated our financial statements to the end of the second quarter on August 31, 2010. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording, as applicable.

General

1.

Our reference at page 29 of the September 8, 2010, filing to our April 20, 2010, stock valid issue (tradeability) legal opinion contained a typographical error which went unnoticed; where it read August 20, it should have read August 12.

2.

In our previous filing we had referenced the singular when it applied to Ms. Chang and the plural where it applied to the generic and all encompassing statement pertaining to a class of persons ‘officers and directors’; it was our intent to distinguish between the two. We have revised that in the current filing to the singular in each and every case except for the few where the heading requires the use of the plural.

3.

We have revised the filing to indicate that we are relying on Rule 415 and have indicated that our selling shareholders are underwriters under the Securities Act. We are relying on Rule 415a (1) (ix) which states that securities may be registered for an offering to be made on a continuous … basis in the future, provided that (1) the registration statement pertains only to (ix) securities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for in excess of 30 days from the date of effectiveness. We believe we are correct in that the registration statement pertains only to a finite number of securities for which the offering will commence on the day of effectiveness and which cannot be continued beyond 180 days following the effectiveness.

4.

We have revised the filing to refer to the selling shareholders as being “underwriters” on the front page of the prospectus, on page 25 under the heading “Offering by the Selling Shareholders” and on page 26 under the heading “Duties of the Selling Shareholders”.

5.

Ms. Chang has visited the Tiger Jiujiang property; she does business in Jiujiang City and the property is located just a few miles from the city. As a result of previous personal contacts and interest in the mining sector in China, Ms. Chang has made many contacts in the industry in the last six years and it is through these contacts that she came across the opportunity presented and made the personal decision to become a founder and promoter of the Corporation. She originally met Sun Yuen Chun, Senior Officer of Kiukiang Gold Mining Company and Zhao Cheng, Senior Officer and Director of Jiangxi Geological And Engineering Company in 2007 and has maintained contact with both men over the subsequent period. While the geological report was being completed on the project Mr. Sun approached Ms. Chang on the subject of future financing. It was during those discussions that she decided to form Tiger Jiujiang Mining as a means of becoming engaged in the mining industry in China. She elected to set up a U.S. corporation because she is of the opinion that as the project is developed, financing will be more readily available in the United States than in either Taiwan or China.

1242 State Avenue, Suite 1, Number 309, Marysville, WA 98270
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
November 16, 2010

The registration statement was initially prepared by one of Ms. Chang’s personal assistants, Mr. Daniel Placzek, who searched the EDGAR database for similar operations to use as a model. He eventually chose to follow the SB-2 filing of Sierra Ventures, Inc. and when we found that we required additional knowledge and assistance contacted the professional noted in Sierra’s filing, Mr. Jeffrey Nichols, in regards to a stock tradeability opinion. The business plan is the Report Of Exploration at Tiger Gold Property dated January 23, 2010, and the geological recommendations contained therein as written by Poon Man Sin, Senior Engineer, of Kiukiang Gold Mining Company.

6.

We confirm that Ms. Chang did not agree to purchase Tiger shares or serve as an officer or director of Tiger in any way due to a plan, agreement, or understanding that she would solicit, participate in, or facilitate the sale of the enterprise (or a business combination with) a third party looking to obtain or become a public reporting entity (either within the next twelve months or anytime thereafter). Further, she has no intention of selling the Corporation or combining it with any other entity to circumvent the spirit of the Commission’s rules and regulations in such matters.

7.

None of Ms. Chang, any others who participated in the preparation of the prospectus disclosure (Mr. Placzek), named legal counsel (Mr. Nichols), nor those responsible for Ms. Chang’s connection with Tiger has any experience in the marketing or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission.

8.

Mr. Nichols has not been involved in the past ten years, beyond the role previously stated, as named legal counsel in the rendering of a stock tradeability opinion(s) related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer or (e) reported proven or probable reserves. If any of the issuers with which they were initially involved would, in fact, respond in the affirmative to the above points, it occurred at a time greatly distant from the involvement of Mr. Nichols and neither permissions, counsel nor consents were sought from him. This is the first public company experience of Ms. Chang and Mr. Placzek.

9.

Under the requirements of the Sarbanes Oxley Act of 2002, we are required to undergo an annual and quarterly assessment which includes inventorying all controls, identifying the key controls using a top down approach and testing the key controls to ensure the controls are in place and working as designed. Following consultation with our independent accountant we have determined that the process is overly time consuming and costly to Tiger. As a result, we have not completed this process to date. With a limited staff, management can override any implemented program of controls and procedures which renders the control system ineffective. If our auditors need to be involved in numeric changes or material changes to footnotes then, by definition, the controls have failed and are ineffective. In addition, our auditors have recommended journal entries and adjustments following management’s preparation of the financial statements and notes thereto which indicates our controls to be ‘ineffective’. Other elements of an effective control system would include developing a code of conduct, which we have completed, and having independent board members – of which we have none. Thus, we state in our filing that our controls are determined to be “ineffective”.

Mr. H. Roger Schwall	3.
Securities & Exchange Commission
November 16, 2010

Risk Factors, page 6

Risks Associated with Doing Business in China, page 15

10.

We have removed the word “commerce” from risk 2, paragraph 2 (Limited Interpretation) and have inserted the following beginning with the insertion as part of and a continuation of paragraph 3 (Taxation):

A risk that investors must recognize is that the current rates of Chinese taxation may, in the future, change causing a negative impact on our investment in China which may render the project less economically viable or which may result in our inability to repatriate profits achieved from our Chinese operations. The laws are currently evolving as China moves forward with its latest economic plan but we can give no assurance to investors that in the future the tax laws will be as advantageous as they are today. What happens to investment in China is a question that can only be answered with time. At some point in the future Tiger may have to rethink and reorganize its investment plans and projects to minimize the tax costs. However, it must also be recognized that tax rates in China remain attractive in comparison to many competing nations.

(d) Corporate Organization – When we commence mining operations, which means we would have successfully proven reserves in such quality and sufficient quantity to ensure for a profitable mining operation, we would form a joint venture with Kiukiang which may involve either the formation of a Sino-foreign or domestic Sino corporate entity. Continuing efforts are being made to improve civil, administrative, criminal and commercial law in China especially since its accession into the WTO. This includes the development of laws governing foreign investment in China, including a regime for Sino-foreign cooperative joint ventures and increased foreign participation in mineral resource exploration and mining. Conversely, the laws were recently changed such that there is no taxation benefit to having a wholly foreign owned enterprise which further demonstrates the ongoing evolution of the Chinese economic model and system. The interpretation and enforcement of the laws of the PRC involve uncertainties which could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, substantially all the assets of Sino corporations are located outside the U.S; as a result, there remains much uncertainty as to the future evolution of the laws in China and, therefore, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against any of these persons or corporations.

(e) Foreign Investment – Although China favors foreign investment and until recently has provided taxation and other benefits for such investment in the development of their economy, there are indications such as the Enterprise Income Tax Law of 2008 which indicate that China believes it is becoming more self sufficient and in most areas may no longer encourage foreign investment. Therefore, in the future there may be no advantage or even a disadvantage to investment in China. Until we reach the formation of a joint venture we are going to have to carefully monitor the changes in the laws that may either encourage or discourage investment and may find, in time, that our investment in China will not provide any benefit to our shareholders.

Mr. H. Roger Schwall	4.
Securities & Exchange Commission
November 16, 2010

(f) General – Until we formally enter into a joint venture with Kiukiang and have proven reserves on the Tiger Property all of our success in China will, in part, be based on the actions of Kiukiang. The risk to investors is that Kiukiang mishandles critical phases of the exploration and/or development of the property into the future resulting in losses or damages to Tiger. In addition, investors in Tiger risk that the existing laws of China will change over time as the country becomes more capitalist oriented and that some of those changes will have a deleterious effect on Tiger and its operations in China.”

11.	We have added risk number 2 (and renumbered the previous risk 2 to risk 3) regarding the possible implications to Tiger and its investors of the introduction of the Enterprise Tax Law which states:

“2. The Chinese Enterprise Income Tax Law may have a material impact on our operations effectively causing a form of ‘double taxation’ if we enter into a formalized joint venture with Kiukiang in the future.

We have no reason to believe at the current time and given the status of the Corporation and its sole asset that the Enterprise Income Tax Law that was effective on January 1, 2008, will have any material effect on Tiger in the foreseeable future – at least not until a formal joint venture is entered into and we have established reserves that would indicate we have a potentially viable mining operation which is a number of years in the future. The Enterprise Income Tax Law pertains, for our current purposes, to wholly foreign owned entities and to the fact that under the law, there is no longer preferential tax treatment given to foreign investors. The concern for our investors is that the enterprise tax will become consolidated all the way back to the holding company which may mean a form of double taxation. Tiger is a foreign corporation and has no physical operations in China. Kiukiang is the managing partner on the project and is the only party under the option agreement directly facing China and its laws at the current time. However, when we commence mining operations and formalize a joint venture with a Chinese corporation, we will have to consider the issues at that time but since that is a number of years in the future and the Law will continue to evolve we cannot predict what the effect will be at that time. We will, of course, review the issue as we get closer to that event and will update the relevant disclosure in our future 10Q and 10K filings.”

Plan of Distribution, Terms of the Offering, page 24

12.

Under Wyoming law the subscriptions received could be subject to seizure by creditors prior to our reaching the minimum subscription level and have included the fact as a risk to the investors by adding a sentence to risk 5 on page 9 under the heading “Risks Associated with this Offering” and have added the same disclosure on page 27 by adding two sentences such that the risk now reads in its entirety:

“5. Investors cannot withdraw their subscription; any and all funds received until the minimum subscription is reached will be held by the Corporation; We will not maintain an escrow account for the receipt of proceeds from the sale of our shares. Investors subscriptions which are received prior to our reaching the minimum subscription level could be subject to seizure by creditors. Although there is a minimum total number of shares that must be sold, we will not refund any money to you if we raise in excess of the minimum subscription. If we fail to start or complete our exploration program it is unlikely we will be able to raise additional financing in which case we will cease functioning.

Mr. H. Roger Schwall	5.
Securities & Exchange Commission
November 16, 2010

Upon receipt of the subscription the funds will be held without deposit until such time as the minimum subscription level is reached at which time all funds received to date and from that date forward will be immediately deposited to the credit of the Corporation’s bank accounts and will be used as indicated herein. The subscription agreement states that should we not complete the minimum subscription within 180 days of the effective date of the registration statement, all funds will be returned to the respective subscribers. However, in the event that our assets became subject to financial seizure by creditors, any funds received, whether deposited to the credit of the Corporation’s accounts or not, would be subject to seizure and forfeiture by the investor.

There is a minimum number of 1,200,000 shares that must be sold in this offering. Any money we receive will be immediately appropriated by us if we sell in excess of the minimum subscription level. No money will be refunded to you if we sell the minimum. If we sell less than the minimum all of the subscribed for funds will be fully refunded. There are no minimum share purchase requirements for individual investors.”

And we have amended paragraph 1 on page 27 under the heading “(c) Procedures for Subscribing” by adding the following sentence at the end of the paragraph:

“However, in the event that we became subject to financial seizure by creditors, any funds received, whether deposited to the credit of the Corporation’s accounts or not, would be subject to seizure and forfeiture by the investor.”

Business Description, page 31

Acquisition of the Tiger Gold Property, page 31

13.	We have added the following statement to this section immediately following the terms of the option agreement:

“Further, the Agreement and the Option will terminate:

	(a)	on May 31, 2011 at 11:59 P.M., unless on or before that date, Tiger Jiujiang has incurred exploration expenditures of a minimum of US $15,000 on the Property;

	(b)	on May 31, 2012 at 11:59 P.M., unless on or before that date, Tiger Jiujiang has incurred exploration expenditures of a cumulative minimum of US $60,000 on the Property;

	(c)	at 11:59 P.M. on May 31 of each and every year, commencing on May 31, 2014, unless Tiger Jiujiang has paid to Kiukiang the sum of US $25,000 on or before that date.”

Description of the Property Under Option, page 34

14.

We have added the clause “under the laws of Wyoming” and have deleted any reference to “common law” in risk 5 on page 9 and in the third paragraph of this section on page 34 and have added the following sentence at the end of the same paragraph:

“The reader is referred to risk 5 under the heading “Risks Associated with Tiger Jiujiang Mining, Inc., Our Financial Condition and Our Business Model” on page 9.”

Mr. H. Roger Schwall	6.
Securities & Exchange Commission
November 16, 2010

Directors, Executive Officers, Promoters and Control Persons, page 40

15.	We have added the response to our comment 26 in our letter of September 8, 2010, in its entirety as part of the biography of Ms. Chang on page 40.

Engineering Comments

16.	We have added the following risk factor number 16 and have renumbered risk 16 to risk 17 on page 13:

“17. Kiukiang is under no written contractual obligation to fund the phase I exploration work on the Tiger Gold Mining Property.

Under the option agreement, Tiger has agreed to fund its 50% portion of the planned two phase exploration program. However, Kiukiang has only verbally agreed to fund its portion of the first phase of the exploration program and is under no written obligation to fund any work on the Tiger Gold Mining Property. In the event Kiukiang were to fail to provide its portion of the funding for phase I, either Tiger would have to totally fund the phase (estimated at $40,000) or find a joint venture partner to pay a portion of the costs. If we are not successful in raising the required funding or finding a partner, we could be forced to abandon the project and cease operations.”

17.

We have altered the table on page 19 to change the second column’s heading from “Required under Option Agreement” to “Planned under Option Agreement” and have added a sentence immediately following the table stating:

“The table above has been designed to show what the parties have verbally agreed to and what is planned under phases I and II of the recommended exploration program; however, it must be made clear, that Tiger is required to make its share of the funding available to Kiukiang under the agreement or Tiger stands to lose its interest in the project. Under the option agreement, Tiger has agreed to fund its 50% portion of the planned two phase exploration program. However, Kiukiang has only verbally agreed to fund its portion of the first phase of the exploration program and is under no written obligation to fund any work on the Tiger Gold Mining Property. In the event Kiukiang were to fail to provide its portion of the funding for phase I, either Tiger would have to totally fund the phase (estimated at $40,000) or find a joint venture partner to pay a portion of the costs. If we are not successful in raising the required funding or finding a partner, we could be forced to abandon the project and cease operations.

18.

The managing party which will control the exploration work on the Tiger property will be Kiukiang and its senior officer, Sun Yuen Chun, as it currently has access to labor, equipment and access to the appropriate local industrial contacts which Tiger lacks. We have made such a statement in the last paragraph on page 19 and again on page 31 under “Business Development”.

19.

We will file on a supplementary basis as soon as an English translation is available exhibit 99.4 the Mining Permit from the Ministry of Land and Resources of the People’s Republic of China dated December 8, 2009, which indicates that the permit is valid for a period of three years to December 8, 2012 in Chinese and English.

Mr. H. Roger Schwall	7.
Securities & Exchange Commission
November 16, 2010

Yours truly,
TIGER JIUJIANG MINING, INC.

           /s/ “Chang Ya-Ping”

Chang Ya-Ping
President